SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period April 21, 2004

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Public Announcement 2004 – 13AWC

The Annual General Meeting of Alumina Limited will be held in the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria, Australia at 10.30am (Melbourne time) on Wednesday 21 April 2004.

Ordinary business of the meeting is to receive and consider the Financial Reports together with the reports of the Directors and Auditor for 2003 and the re-election of a director. Special business is to consider a proposed amendment of the Company’s Constitution relating to Unmarketable Parcels of Shares.

The Chairman and Chief Executive Officer will also address the meeting.

The meeting will be webcast on the company’s website www.aluminalimited.com for shareholders unable to attend.

Stephen Foster

Company Secretary

20 April 2004

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Public Announcement 2004 – 14AWC

Attached are the Chairman’s and Chief Executive Officer’s speeches to be delivered at the Annual General Meeting of the Company today.

Stephen Foster

Company Secretary

21 April 2004

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

CHAIRMAN’S ADDRESS

Don Morley, Chairman

My name is Don Morley and as Chairman of Alumina Limited, it is my pleasure to welcome you to this, the 34th Annual General Meeting of the Company.

As well as Alumina shareholders here in Melbourne, I also welcome those joining us through the internet.

There is a quorum present today, so I now declare this meeting open.

I propose that the notice of meeting, which was sent to shareholders in March, be taken as read.

The minutes from the last Annual General Meeting are available at the registration desk for any interested shareholders.

Before moving on to the agenda, I’d like to introduce you to the directors.

On my far right is Peter Hay, a non-executive Director. Next to Peter is John Marlay, our Chief Executive Officer.

To my immediate left is Stephen Foster, Alumina Limited’s Company Secretary and General Counsel. Next to Stephen is Mark Rayner, a non-executive director. On my far left is Ron McNeilly, also a non-executive director.

The Company’s auditor, Mr Tim Goldsmith of PricewaterhouseCoopers, is seated in the front row down to my left.

Today’s Meeting

Today I want to discuss three important subjects:

•	Alumina Limited’s financial performance for 2003;

•	our strategy; and

•	I would like to cover the outlook for 2004.

We will then hear from John Marlay, our Chief Executive Officer, who will provide a review of our 40 per cent owned joint venture Alcoa World Alumina and Chemicals, or AWAC as it is more commonly known.

Following John’s address, we will move on to the formal part of the meeting, when we will have three items to consider.

Alumina Limited - a valuable investment

We believe Alumina is a valuable investment.

Alumina Limited is a major ASX 50 company.

It is the only company providing shareholders with an investment focused on the alumina industry. It has high quality assets and strong cash flow.

Being listed in Australia provides benefits to Australian shareholders, such as franking credits on dividends.

The Company’s primary objectives are to provide long term capital growth and substantial dividends to you, our shareholders.

Our platform for achieving those objectives is our 40% participation in AWAC, which is the world’s leading alumina business.

Through AWAC, Alumina Limited shareholders have an investment in substantial bauxite reserves, and refining and smelting operations throughout the world.

Our partner in this enterprise, Alcoa, owns the remaining 60 per cent and is the manager of AWAC’s operations.

Alcoa is widely respected for their operational achievements and management capability.

Our long-standing partnership with Alcoa is one of the resource industry’s most successful, with AWAC being the world’s largest alumina producer.

2003 was Alumina Limited’s first year as an independent company.

At the beginning of the year we set out to achieve five important objectives.

Those objectives were:

•	Firstly, to pay substantial dividends to shareholders;

•	To be actively involved in AWAC’s strategic direction;

•	To support AWAC’s growth through planned and sustained expansion;

•	To support AWAC maintaining its position as market leader, and

•	To ensure the value of AWAC is recognised in Alumina Limited’s share price.

I am very pleased to say that Alumina Limited achieved each of those objectives. So, let me now turn to the results for the year.

2003 Performance

Alumina Limited’s profit after tax was $237 million. This was an increase of 13% over 2002.

This was a satisfactory result and close to the forecast provided in the Demerger Scheme Booklet, after making adjustments for the aluminium price, exchange rate, and interest-rate sensitivities.

The major contributors to the increased profit were higher realised alumina and aluminium prices, increased sales and continuing operational efficiencies. Average aluminium prices increased by 6% when compared to the previous year.

However these positive factors were partly offset by the 20% increase in the average Australian dollar/US dollar exchange rate, as well as higher energy prices and raw materials costs.

Return on equity was 20% in 2003 - up 2% on the previous year.

Alumina Limited received dividends totalling $284m from AWAC and $267m of these dividends were fully franked.

Fully franked dividends of 20 cents per share were declared for the year totalling $229m.

In the first year after the demerger, the total return to shareholders, as measured in the share price growth and dividends paid, was 37%.

Your Directors and management are committed to adding value for Alumina shareholders in excess of the costs of operating the Company.

Apart from contributing to the overall strategic direction of Alumina, many issues arise which require specific consideration from the perspective of our shareholders.

During 2003, these included the acquisition of the QBE stake in Alcoa of Australia, a potential investment in the Alba smelter in Bahrain, and evaluation of other growth opportunities in Brazil and China.

The Company has a small Board and management team that has worked diligently to add value to Alumina’s shareholders on such issues and also on further profitable alumina capacity growth.

Alumina’s corporate costs in its first full year after demerger were $12.6m.

This was higher than the $8.2m forecast in the Demerger Scheme Booklet.

Items causing this variance included $2.6m for stock appreciation rights held by former WMC employees which were not included in the forecast.

Those rights were granted prior to the Company’s demerger and the amount reflects the increase in the Alumina share price over the year.

The strength of the Alumina Limited share price also resulted in higher employee performance-based remuneration.

We do not expect the stock appreciation rights and demerger related costs will be repeated in 2004 but we do expect to again have significant issues to address to ensure that we protect the interests of, and add value for, Alumina shareholders.

I referred to our acquisition of QBE’s three quarters of one percent interest in Alcoa of Australia.

An objective in forming AWAC was for the partners to have a common 60/40 interest across all bauxite and alumina assets.

The acquisition of the QBE stake has enabled us to achieve that objective in Australia by taking our interest to 40%.

It also increases Alumina’s exposure to further growth in the Australian operations.

Another important financial highlight was AWAC’s sale of the specialty chemicals division to Rhone Capital LLC.

This resulted in a profit of approximately $15m to Alumina Limited.

The sale proceeds will be directed to further investment in AWAC’s alumina business. As part of the sale, AWAC will continue to supply alumina feedstock to Rhone Capital.

Corporate Governance

During 2003, the Board reviewed all aspects of the company’s corporate governance.

A number of policies were revised or introduced due to the change in the Company resulting from the demerger and reviewing what was appropriate for the future.

Our approach to governance has been designed to provide an appropriate framework to protect and advance shareholder interests.

Corporate governance at Alumina is aimed at meeting or exceeding the Australian Stock Exchange principles and best practice recommendations. Our website has further detail on our governance principles and policies for those who would like to find out more.

This brings me now to Alumina Limited’s strategy, the objective of which is to increase the long-term value of our shareholders’ investment.

Alumina’s Strategy

Following the demerger, the Board and management devoted significant effort to reviewing our corporate strategy.

As a stand alone company with more than 95,000 shareholders, this has been an essential and critical task.

We reached a clear conclusion from the review that our strategy is to participate in bauxite mining, alumina refining and selected aluminium smelting operations, where they support our alumina refinery objectives and this should be solely through our AWAC partnership.

Indeed, we believe that superior growth and returns can best be delivered by maintaining a focus on our interest in AWAC.

The alumina and aluminium industry is a growth business. AWAC has the capacity to profitably expand alumina production - by brownfields expansions - by a further 6 million tonnes while maintaining a good cash flow to shareholders.

In order to make the most of that platform, Alumina Limited aims:

•	Firstly, to work with Alcoa to profitably expand AWAC’s bauxite and alumina operations.

We seek to do this principally through low risk brownfield expansion of existing alumina and bauxite capacity and we will also consider selected smelting investments within AWAC, where the investment secures long term alumina supply and risk weighted returns are attractive;

•	Secondly, to ensure AWAC continues to increase operating efficiencies and maintain production to meet market demand and ensure AWAC’s market leadership,

•	And finally, to continue to deliver substantial dividends for our shareholders;

Outlook 2004

What are our expectations for 2004? During 2003, there was steady improvement in a number of western world markets.

Together with strong growth in domestic consumption in China, this has resulted in improving market prospects for metal and for alumina.

External forecasters now suggest the world-wide supply demand balance for aluminium will move to a slight deficit in 2004.

Consistent with this improving outlook for metal consumption, external forecasters generally expect the alumina supply and demand balance to remain tight, at least through to 2006.

Aluminium prices have continued to rise in 2004, recently reaching more than 1,800 US dollars per tonne.

In response to growth in market demand, AWAC will increase its alumina production in 2004.

The increase will come from the recently completed expansion at the Jamalco refinery, production at full capacity at Point Comfort, and also from efficiency gains.

However, AWAC will have reduced tonnages available for sale into the spot market this year due to the expiry of an alumina purchase contract which related to the Reynolds acquisition and divestiture by Alcoa in the year 2000.

AWAC announced in February 2004 the commitment to the 600,000 tonne upgrade to the Pinjarra alumina refinery in Western Australia.

John will speak further on this, and other, very attractive investment opportunities which we have in AWAC.

Dividends

The Board’s intention is to continue to distribute 100% of the fully franked dividends received from Alcoa of Australia to Alumina Limited shareholders - to the extent that it is practicable.

Previously I referred to our very attractive investment opportunities.

In the short term, financing these attractive growth opportunities will use cash which might otherwise have been distributed to shareholders but these high return investments will generate substantially more cash flow in the medium term.

Alumina has modest net debt at present of approximately $280m and AWAC currently has close to zero net debt.

The AWAC agreements provide that debt and operating cash flow of AWAC are the preferred source for AWAC funding its growth.

Our objective remains to pay substantial dividends to shareholders while utilising available debt capacity and the cash flow of AWAC to fund capital requirements.

AWAC will fund the Pinjarra upgrade from operating cash flow.

This will result in a lower payout of Alcoa of Australia profits as dividends in the short term.

Notwithstanding that, in 2004 the Company intends that the dividend payout ratio, as a percentage of profits, will be similar to that of last year, subject always to the overall business performance of AWAC and the level of dividends paid to the AWAC partners.

Half Year Outlook

Alumina Limited’s profits continue to be most sensitive to changes in the aluminium price and exchange rate.

Based on previously stated assumptions, this means 2004 profit after tax will change by about $11m for each one cent in movement of either the aluminium price or the Australian dollar.

Before taking into account profit on the sale of speciality chemicals, the outlook for the first half of 2004 is for an improved profit result, when compared to the first half of last year, assuming that current aluminium prices and exchange rates prevail.

In closing, let me say, Alumina Limited made substantial progress during 2003.

The Board and Management continue to be dedicated to maintaining that momentum and delivering maximum value for our shareholders, from our 40% interest in AWAC.

In order to ensure we continue to achieve the objectives we set for ourselves, the AWAC enterprise will now vigorously pursue its options for growth in 2004 and beyond.

John Marlay, Alumina Limited’s Chief Executive Officer, will outline AWAC’s growth opportunities and also provide highlights of AWAC’s operational performance in 2003.

********************************

CEO’s Report

Thank you for your support and interest in attending our 2004 Annual General Meeting. I’m very pleased to have this opportunity to provide you with an insight to Alumina’s results and growth potential.

Since the demerger, we have worked hard to deliver increased value for our shareholders.

I believe Alumina Limited is increasingly recognised as a company generating solid returns for shareholders and having attractive growth potential.

This morning, I will highlight AWAC’s operational performance in 2003 and outline AWAC’s growth plans.

This joint venture, managed by Alcoa, provides Alumina Limited with the opportunity to participate in the growth of the global alumina and aluminium industry with low risk, attractive brownfield expansion capability.

We are convinced Alumina Limited’s strategy - to participate in bauxite mining, alumina refining, and selected aluminium smelting projects within AWAC’s global operations - will offer our shareholders sustainable, profitable growth with superior returns and dividends.

AWAC 2003 operating performance

In 2003, AWAC managed significant challenges, including the appreciation of the Australian dollar and higher energy prices, and also met its overall operating objectives.

It maintained its position as the world’s leading producer of alumina with 13.1 million tonnes of alumina production - a 6 per cent increase over 2002.

Record alumina production was achieved at 5 of AWAC’s 8 refineries.

Portland and Point Henry aluminium smelters here in Victoria, also operated at record production levels, contributing strongly to the AWAC profit result.

In the marketplace, higher LME aluminium prices, resulting in increased realised alumina prices, improved AWAC revenues.

However, the higher Australian dollar, increased production, higher raw material and energy costs, and the start up of additional capacity at the Point Comfort refinery, meant that operating costs rose in US dollar terms during 2003.

The AWAC enterprise has a track record of delivering strong returns since 1995.

In 2003, it has built on that track record, with a 19% return on capital

Global market growth

This is an exciting time for the alumina and aluminium industry.

External forecasters estimate that world-wide consumption of aluminium will increase by more than 7% in 2004.

In the next several years, they forecast growth in aluminium consumption above 5% a year compared with 3% a year in the last decade.

Growth in global aluminium demand is currently being driven by:

•	A steady recovery in western world markets - particularly the United States, currently the world’s largest aluminium consumer, and in Japan, and importantly,

•	Continued strong growth in China’s domestic aluminium consumption - which is growing at more than double western world growth rates.

China - a growing alumina market

China’s growing domestic consumption of aluminium metal, is a key reason for the growth in global alumina demand.

Let me put that in context:

In 1990, China accounted for roughly 5% of the world’s aluminium consumption.

Today, it accounts for approximately 20%.

By 2005, China is forecast to overtake the US, to become the world’s largest aluminium market.

Since 1990 growth in primary aluminium consumption in China has averaged 12% a year.

This significant increase in domestic aluminium consumption has been driven primarily by China’s expanding manufacturing sector, construction of both residential and commercial properties, and investment in infrastructure.

Over that same period, China has achieved year-on-year economic growth of about 8% per year.

It has a growing middle-class population, of about 100 million people, with increased per capita spending on manufactured items, such as motor vehicles and consumer goods.

Importantly, China’s per capita consumption of aluminium is still low compared with developed economies, and this represents strong potential for future growth in aluminium usage.

AWAC - positioned to meet global market growth

The time is right to grow this business

AWAC is well placed to take advantage of this expected strong growth in global aluminium demand.

AWAC’s strategy for growth is to expand its production facilities to meet growth in market demand for alumina.

It has potential expansion capacity in the next few years, for an additional 6 million tonnes.

It is strategically well positioned to develop these low-risk, low-capital cost investments for profitable growth.

Expanding existing operations, or “brownfield” expansions, as they are called, has significant advantages over investing in new facilities or greenfield projects.

Specifically:

•	Those brownfield expansions are generally lower-risk, utilise existing, proven AWAC technology, are of a more manageable scale with comparatively lower capital costs.

•	Development time for these expansions is shorter, and the benefits can be captured earlier.

•	AWAC’s additional production will be close to major markets, assuring supply to its customers.

AWAC expansion projects

What are the brownfield expansion projects already under construction?

•	A 600,000 tonne a year upgrade - at the Pinjarra alumina refinery in Western Australia - delivering low cost, additional capacity, with completion by the end of 2005.

Pinjarra is currently one of the world’s most efficient refineries, accounting for 7% of the world-wide market.

Annual production will increase to 4.2 million tonnes and deliver significant savings in production costs.

•	A 250,000 tonne expansion is well advanced at the Paranam refinery in Suriname, South America - due for completion during 2005.

This year, AWAC will also benefit from completed production projects and increases in capacity.

•	The 250,000 tonne a year expansion in Jamaica, successfully completed in 2003 ahead of schedule;

•	The Point Comfort refinery in Texas was scaled back due to lower world demand in 2001 it is now operating at full production capacity;

•	Improving efficiency and productivity at existing AWAC refineries delivers increases in production, called capacity creep. And this comes with limited capital investment.

AWAC brownfields expansion potential

Looking to the future, AWAC management is currently designing and planning other expansion opportunities of its refineries.

Any decision to proceed with these developments, will be based on AWAC’s assessment of the market outlook and securing long term supply contracts to support this additional capacity.

These opportunities include:

•	A 2 million tonne expansion of alumina production at the Sao Luis refinery in Brazil, where AWAC’s interest in this expansion will be 54% of the new capacity.

•	A 1.4 million tonne expansion of capacity at the Jamalco refinery in Jamaica.

This refinery is jointly owned by AWAC and the Jamaican Government; and also,

•	Additional expansion here at its Australian refineries, by 1 to 1 and a half million tonnes of additional alumina production capacity.

Alumina Limited has a strong focus on capital management.

We are conservatively geared, with a strong balance sheet, and an A minus rating from Standard & Poor’s.

AWAC also has close to no net debt.

So, we have the financial strength to take advantage of these expansions.

Further AWAC growth potential

As well, additional growth opportunities, beyond AWAC’s existing operations, are also being evaluated.

Alcoa is currently in negotiations to form a joint venture with Chalco, the major Chinese producer of alumina and aluminium, at Pingguo in China.

The Pingguo joint venture includes an 850,000-tonne-a-year alumina refinery and bauxite mining operations.

Pending successful completion of those negotiations, Alcoa and Alumina are currently reviewing the mechanisms for AWAC’s participation in this investment.

In late 2003, Alcoa signed a Memorandum of Understanding for the potential acquisition of an equity stake of up to 26% in the low-cost Alba smelter in Bahrain, and the potential participation in a further expansion.

Alba has been a major AWAC customer for 30 years, and is majority owned by the Bahrain Government.

The Alba investment would secure sales of 2.2 million tonnes of alumina, upon completion of the further expansion, to one of the world’s largest and lowest cost aluminium producers.

Alcoa and Alumina are evaluating whether AWAC should participate in the acquisition of the equity stake.

We are carefully reviewing this potential investment.

So in summary.

•	AWAC has a track record of strong returns;

•	the outlook is for robust growth in the alumina market;

•	AWAC is well positioned to grow;

•	AWAC and Alumina Limited have the financial strength to fund this growth; and

•	we believe this growth strategy will deliver increased cash flow and dividends in the future.

AWAC Environmental, Health and Safety

I’ve highlighted AWAC’s strategic growth opportunities and the operational performance for 2003.

I also wish to draw your attention to equally critical priorities for AWAC:

•	A commitment to the safety and health of all AWAC employees, and

•	A respect for the environment and the communities in which AWAC operates.

AWAC’s management commitment has been demonstrated in a number of ways during the past year.

A 43% reduction in the frequency of lost work days across its operations was achieved in 2003.

But, AWAC’s ultimate target is achieving no lost work days.

The Western Australian mining operations received the Australian minerals industry’s highest accolade for the management of safety and health - the 2003 Minex Award.

AWAC’s commitment to protecting the environment was also recently recognised.

Alcoa of Australia was awarded the Society for Ecological Restoration Award for ‘Outstanding Contributions in the Field of Ecological Restoration’ for the rehabilitation of jarrah forests and creating a world benchmark in mine rehabilitation.

The Alcoa Sustainability Reports provide comprehensive information and further examples of Alcoa and AWAC achievements in environment, health, safety performance and community relations.

Summary

So, in closing, may I reiterate the important messages, Don and I have highlighted this morning:

•	We believe by maintaining a single focus of investing within AWAC, we can continue to deliver superior growth and improved returns for Alumina Limited shareholders.

•	The global aluminium and alumina markets are forecast to grow strongly, exceeding global industrial production, and through our AWAC investment, Alumina Limited is well positioned to participate in that growth,

•	And finally, AWAC has the capacity to deliver attractive, low-risk investments to meet future market growth, and provide improved cash flow and dividends.

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Public Announcement 2004 – 15AWC

Alumina Limited Annual General Meeting 2004

As required by ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, the following statistics are provided in respect to each item of business considered by members at the Company’s Annual General Meeting held on 21 April 2004.

The results of voting on each motion is as follows:

•	To re-elect Peter A F Hay as a director

The motion was carried on a show of hands as an ordinary resolution.

•	To approve the amendment of the Constitution relating to Unmarketable Parcels of Shares

The motion was carried on a show of hands as a special resolution.

In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

To re-elect Peter A F Hay as a director.

Votes where the proxy directed to vote ‘for’ the motion	590,386,403
Votes where the proxy was directed to vote ‘against’ the motion	5,970,202
Votes where the proxy may exercise a discretion how to vote	55,927,549
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	4,241,759

To approve the amendment of the Constitution relating to Unmarketable Parcels of Shares

Votes where the proxy directed to vote ‘for’ the motion	597,858,797
Votes where the proxy was directed to vote ‘against’ the motion	614,545
Votes where the proxy may exercise a discretion how to vote	56,086,771
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	464,287

Stephen Foster

Company Secretary

21 April 2004

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

This report on Form 6-K includes press releases of Alumina Limited made during the period April 8, 2004 to April 21, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	April 21, 2004